

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

C. Lynn White
President
One XL Corp
3925 Ayrshire Place
Charlotte, NC 28210

Dear Mr. White,

      We have completed our review your Item 4.01 Form 8-K filed on September 22, 2010 and do not have any further comments at this time.

      Sincerely,

      Ryan C. Milne
      Branch Chief